Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 212-7910
October 19, 2007
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0306

Re:	Motorcar Parts of America, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 16, 2007 And Documents Incorporated by Reference File No. 333-144887
Dear Mr. Mancuso:
     We have enclosed Motorcar Parts of America, Inc.’s response, dated October 19, 2007, to the SEC’s October 18, 2007 comment letter with respect to the above referenced filings with the SEC.
     Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-4001 or fax at (310) 972-5154.

Thank you, Sincerely,
/s/ Mervyn McCulloch
Mervyn McCulloch
Chief Financial Officer

cc:	Securities and Exchange Commission Kate Tillan, Assistant Chief Accountant Martin James, Senior Assistant Chief Accountant Tim Buchmiller, Staff Attorney

Amendment No. 1 to Form S-1 filed October 16, 2007
Incorporation of Certain Information by Reference, page 19
1.	Please refer to prior comment 1 and update this section.
Company Response: We have updated this section in Amendment No. 2 to Form S-1 filed earlier today.
Form 10-K for the Fiscal Year Ended March 31, 2007
2.	We note your responses indicating that you will amend your Form 10-K for the year ended March 31, 2007, that addresses prior comments 7, 8, 9, 10, 11, 12, 16, 17, 19, 29, 31, 33 and 34. We await your filing of the documents.
Company Response: Amendment No. 2 to Form 10-K for the Fiscal Year ended March 31, 2007, which was filed earlier today, addresses the above-referenced comments.
Note I. Pay-on-Scan Arrangement; Termination of Pay-on-Scan Arrangement; and Inventory Transaction with Largest Customer, page F-13
Note O. Commitments and Contingencies, Page F-17
3.	Please refer to prior comments 28 and 30. Please disclose the significant terms of the agreements. Please note that all required disclosures related to the financial statements should be included in the financial statements and not within other sections of the filing.
Company Response: See response to Comment 2 above.
Form 10-Q for the period ended June 30, 2007
4.	Please file an amendment to your Form 10-Q for the period ended June 30, 2007, that addresses prior comments 4 through 6.
Company Response: Amendment No. 1 to Form 10-Q for the period ended June 30, 2007, which was filed earlier today, addresses these above-referenced comments.